138 Bartlett Street, Marlboro, MA 01752 USA
TL: 508.357.2221 FX: 508.229.0747 www.evergreensolar.com
October 15, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Brian Cascio, Accounting Branch Chief

Re:	Evergreen Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 9, 2010
Form 10-Q for the fiscal quarter ended July 3, 2010
File No. 000-31687
Dear Mr. Cascio:
          On behalf of Evergreen Solar, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments contained in the letter dated September 29, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, the comments contained in the Comment Letter are repeated below in bold type before the Company’s response.
Form 10-K for the fiscal year ended December 31, 2009
Item 11. Executive Compensation, page 63
1.	We note your response to prior comment 9; however, it remains unclear how consideration of the bulleted factors listed in your response by your senior management and the Compensation Committee ultimately led to their conclusion that disclosure pursuant to Regulation S-K Item 402(s) is unnecessary. For example, what risk mitigating factors, if any, were present in the compensation factors that were considered in reaching this conclusion?

United States Securities and Exchange Commission
October 15, 2010

RESPONSE:

The consideration of the bulleted factors listed in our prior response led our senior management and Compensation Committee to conclude that risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. This determination was made through discussions among the senior management team, and written communications and discussions between that team and the Compensation Committee members.

As an initial matter, since our business operates in one business segment, we do not have different compensation structures and practices at different units, but rather our compensation program is the same for all executives and employees. Accordingly, we only needed to examine our compensation policies and practices at the Company level and to determine whether we believed that risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company.

Below is a summary of each form of compensation available to our employees and our assessment as to the compensation risk arising from each:

Base Compensation. Each of our employees is paid a substantial portion of his or her total compensation on a fixed basis through base compensation (salary and benefits) regardless of the Company’s long- or short-term results of operations. We believed this fixed component provides employees with the motivation to fulfill their duties without being overly focused on near-term business success and without leaving employees with inadequate compensation in the event business success is not achieved. Determining appropriate base compensation levels, as management and the Compensation Committee believe they have done, avoids encouraging risk taking that might be aimed at inappropriately trying to increase variable compensation and allows employees to focus simply on their continued employment and extending their tenure with the Company by supporting the long-term future of the business. In other words, the Company uses appropriate base compensation levels to increase the likelihood that employees will fulfill their duties and to mitigate the likelihood that employees will be incented to accomplish only short-term objectives which could result in a material adverse affect on the Company’s business.

Bonus Compensation. Most employees also have some portion of their compensation tied to the accomplishment of near-term objectives of the business, ranging from a small proportional target bonus of 5% of salary for many employees to the largest proportional target bonus compensation of 100% for the President and Chief Executive Officer. Although this annual variable compensation (which is paid in quarterly increments) focuses our employees on nearer-term goals (e.g., operational targets measured by production levels, technology developments, financial goals such as margin and liquidity levels, and other departmental goals), these goals are tailored carefully by management and the Compensation Committee to be directly tied to the Company’s near-term and long-term business strategy. This business strategy is developed by senior management with the oversight of the Board of Directors. By tying near-term variable compensation to the accomplishment of objectives

United States Securities and Exchange Commission
October 15, 2010

specifically tailored to benefit the Company’s business in the near- and long-term, bonus compensation effectively increases the likelihood that near-term and long-term objectives will be accomplished and mitigates the likelihood that a material adverse affect will arise.

Long-term Equity Compensation. Equity awards are provided in gradually increasing amounts based on seniority and managerial responsibility to our more senior and more specialized employees. These longer-term variable incentives serve to balance out the focus these critical employees have on nearer-term annual bonus related goals by rewarding these employees when the market price for the Company’s stock appreciates over the long term. Except under very limited circumstances, equity awards made by the Company (primarily restricted stock and sometimes options) vest over four-year periods following their grant. The longer-term perspective on Company’s success which is encouraged by these equity awards and their lengthy vesting period mitigates the likelihood that a material adverse affect will arise by focusing the employees on the Company’s long-term performance and not on short-term results. More senior and specialized employees who receive these awards and are in managerial or leadership roles are therefore incentivized to lead their direct and indirect reports and other employees to also work towards these longer-term goals which further mitigates the risk that a material adverse effect will arise from these compensation policies and practices.

The Company’s compensation philosophy and the interplay between base compensation, annual bonus compensation and equity awards is explained in more detail in the Compensation Discussion and Analysis set forth in the Company’s Form 10-K filed with the Commission on March 9, 2010. This same compensation philosophy applies to all employees but with a gradually diminishing emphasis on short-term bonus compensation and long-term equity compensation (and, accordingly, an increased emphasis on base compensation) for less senior employees.

It is important to note that, and management and the Compensation Committee are aware that, the achievement of the performance goals for the annual bonus incentive program may not translate into near-term profitability and stock price appreciation. Despite this potential disconnect, the Company’s compensation policies and practices ultimately support the Company’s near-term and longer-term business goals, which management and the Company’s Board of Directors have determined should contribute in the longer-term to profitability and stock price appreciation necessary to the substantial and sustainable success of the Company. The Compensation Committee exercises close oversight over the performance goals for the annual bonus incentive program, which, it believes serve to balance the short-term and long-term requirements and to enhance shareholder value. In addition, the Compensation Committee regularly monitors its compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing all of the Company’s employees.

In making the determination regarding whether or not disclosure was required pursuant to Regulation S-K Item 402(s), we also considered the fact that we do not impose clawback arrangements on any of our employees beyond those required by Sarbanes-Oxley, and that we do not impose stock holding periods on our executive officers. However, in light of our straightforward compensation structure

United States Securities and Exchange Commission
October 15, 2010

and the fact that compensation is tied so directly to the strategic direction of the Company, we do not believe these risk mitigation alternatives are necessary to our conclusion that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.
Form 10-Q for the fiscal quarter ended July 3, 2010
Condensed Consolidated Financial Statements
Note 5. Investment in and Sale of Sovello AG, page 9
2.	We reference prior comment 12. We have the following comments:
Please reconcile the statement in your response that the $3.2 million gain was equal to the amount of cash received to the statement on page 9 that you received remaining royalty payments and product payments for 2009 of approximately EUR 4.1 million.

Please revise future filings to revise the description of the line item from “gain on reversal of impairment of equity investment” to a description that reflects the nature of the gain as a result of settlement of royalty payments.

Please revise the disclosure in future filings to clearly disclose how you calculated the $3.2 million gain.
RESPONSE:

In conjunction with the sale of Sovello AG to Ventizz Capital Fund IV, L.P, Sovello paid to us approximately 4.1 million Euros (approximately $5.6 million) in April 2010. Of this amount, approximately $2.4 million related to royalties owed for the fourth quarter of 2009. The majority of the approximately $3.2 million remaining was for royalties owed for the second and third quarters of 2009. During the fourth quarter of 2009, as a result of the substantial doubt that existed at that time about Sovello’s ability to settle these obligations, we did not recognize the $2.4 million as royalty revenue and wrote-off the $3.2 million receivable as part of the 2009 impairment charge. As a result of Sovello’s settlement payment during the second quarter of 2010, we recognized the $2.4 million as royalty revenue and reversed $3.2 million of the 2009 impairment charge. Future filings will be revised to more clearly describe the nature of the $3.2 million recovery, as explained above.

In addition, in response to the Staff’s comment, we will revise future filings to modify the description of the line item from “gain on reversal of impairment of equity investment” to “recovery of impairment charges associated with Sovello AG”.

United States Securities and Exchange Commission
October 15, 2010

*****
          In responding to your above comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct your questions or comments regarding this response to me at (508) 251-3294. Thank you for your assistance.

Sincerely,
/s/ Paul Kawa
Paul Kawa
Interim Chief Financial Officer